NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES
EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2012	2011	2010	2009	2008

Pretax income from continuing operations before income from equity investees	$117,333	$91,389	$71,249	$54,659	$89,966

Add:
Fixed charges (excluding capitalized interest)	83,937	80,357	72,427	69,341	72,270
Distributed income from equity investees	8,239	593	578	607	438

Pretax earnings from operations, as adjusted	$209,509	$172,339	$144,254	$124,607	$162,674

Fixed Charges:
Interest on indebtedness	$76,153	$70,022	$61,639	$60,094	$63,746
Capitalized interest	1,540	1,213	617	1,243	2,014
Amortization of discount relating to indebtedness	4,975	6,191	6,360	6,006	5,670
Amortization of interest rate hedges	231	9	(165)	(159)	(162)
Amortization of deferred charges	2,578	4,135	4,593	3,400	3,016

Fixed charges	$85,477	$81,570	$73,044	$70,584	$74,284

Ratio of net earnings to fixed charges	2.45	2.11	1.97	1.77	2.19

Fixed charges	$85,477	$81,570	$73,044	$70,584	$74,284
Preferred stock dividends	17,428	6,785	6,785	6,785	6,785

Combined fixed charges and preferred stock dividends	$102,905	$88,355	$79,829	$77,369	$81,069

Ratio of earnings to combined fixed charges and preferred stock dividends	2.04	1.95	1.81	1.61	2.01